77C: Submission of matters to a vote of security holders


At a special meeting of all shareholders of BlackRock Resources &
Commodities Strategy Trust (the "Fund") held on Monday, November 10, 2014, the results were as follows:

 The shareholders of the Fund are being asked to approve the issuance of additional common shares of the Fund in connection with the Agreement and Plan of Reorganization between BlackRock Real Asset Equity Trust and the Fund.

With respect to the Proposal, the shares of the Fund were voted as follows:


   For          Against         Abstain
22,364,011     1,055,038        379,440

 The shareholders of the Fund are being asked to approve the issuance of additional common shares of the Fund in connection with the Agreement and Plan of Reorganization between BlackRock EcoSolutions Investment Trust and the Fund.

With respect to the Proposal, the shares of the Fund were voted as follows:


   For        Against       Abstain
19,187,246   4,218,329      392,922